UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On January 11, 2024, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers in a private placement 20,000,000 ordinary shares (the “Shares”) of the Company, at a purchase price of $0.68 per share for an aggregate price of $13,600,000 (the “Private Placement”). The Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended. The foregoing summary of the terms of the Agreement are subject to, and qualified in its entirety by, the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Stock Award to Certain Officer

On January 9, 2024 (the “Grant Date”), the Compensation Committee of the Board of Directors (the “Board”) of the Company granted a stock award of 340,000 ordinary shares of the Company (“Shares”) to Mr. Wenshan Xie, Chief Executive Officer of the Company (the “Grantee”), pursuant to the Company’s 2023 Share Incentive Plans (the “Grant”).  50% of the Shares vested immediately on the Grant Date and the remaining 50% of the Shares shall vest on six months anniversary of the Grant Date. The Grantee also entered into a Stock Award Agreement with the Company on January 9, 2024. The form of Stock Award Agreement is filed as Exhibits 10.2 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1	Securities Purchase Agreement by and between E-Home Household Service Holdings Limited and the Purchasers, dated January 11, 2024
10.2	Stock Award Agreement by and between E-Home Household Service Holdings Limited and Wenshan Xie dated on January 9, 2024.

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